Rainbow International, Corp.

Besiktas Emiran CAD

Naki Cendere Apt. No. 88/4

Istanbul, Turkey

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Rainbow International, Corp.

Item 4.02 Form 8-K

Filed October 15, 2013

File No. 333-175337

1. Please clarify to us whether your independent registered public accountant notified you that the Forms 10-Q for the periods ended August 31, 2012, November 30, 2012, and February 28, 2013 should not be relied upon due to the incorrect accounting for the reverse merger between you and Aslanay Mining Trade and Ind. Limited Co.

The disclosure has been revised for clarity.

2. To the extent that your independent registered public accountant notified you that you should not rely on the aforementioned financial statements, Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosures you are making for Item 4.02(b), and request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in Item 4.02(b) and, if not, stating the respects in which it does not agree. In addition, please amend your previously filed Form 8-K by filing your independent accountant’s letter as an exhibit to the filed Form 8-K no later than two business days after you have received the letter.

The accountant has been provided a copy of the disclosures, and has provided a letter stating that he agrees with the statements.  The letter has been provided as Exhibit 99.

The company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 23, 2013

By: /s/Don Perks

Don Perks

Chief Executive Officer